Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2020

Unaudited Financial Results

SHENZHEN, China, November 24, 2020 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced its unaudited financial results for the quarter ended September 30, 2020.

Third Quarter 2020 Operational Highlights:

•	Total loan originations[1] in the third quarter of 2020 reached RMB48.3 billion, an increase of 30.6% from RMB37.0 billion in the third quarter of 2019.
•	Total outstanding principal balance of loans[1] reached RMB67.4 billion as of September 30, 2020, representing an increase of 31.0% from RMB51.5 billion as of September 30, 2019.
•	Number of active users[2] who used our loan products in the third quarter of 2020 reached 7.4 million, representing an increase of 21.3% from 6.1 million in the third quarter of 2019.
•	Number of new active users who used our loan products in the third quarter of 2020 was 1.7 million, representing a decrease of 32.9% from 2.5 million in the third quarter of 2019.
•	Number of orders placed on our platform in the third quarter of 2020 was 84.4 million, representing an increase of 49.9% from 56.3 million in the third quarter of 2019.
•	The GMV[3] of our e-commerce channel amounted to RMB1.3 billion, representing a decrease of 37.1% from RMB2.1 billion in the third quarter of 2019.
•	The weighted average tenor of loans originated on our platform in the third quarter of 2020 was approximately 11.4 months. The nominal APR[4] was 15.0% for the third quarter of 2020.
•

Total number of registered users reached 106 million as of September 30, 2020, representing an increase of 69.6% from 62.6 million as of September 30, 2019; and users with credit line reached 25.2 million as of September 30, 2020, up by 51.0% from 16.7 million as of September 30, 2019.

•	90 day+ delinquency ratio[5] was 2.60% as of September 30, 2020.
[1]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
[2]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[3]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.
[4]

Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

[5]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Third Quarter 2020 Financial Highlights:

•

Total operating revenue reached RMB3.2 billion. Credit-oriented services income reached RMB2.0 billion, representing an increase of 5.8% from the third quarter of 2019. Platform-based services income reached RMB614 million, representing an increase of 159% from the third quarter of 2019.

•	Gross profit reached RMB978 million, representing a decrease of 42.5% from the third quarter of 2019.
•	Net income was RMB345 million, representing a decrease of 52.4% from the third quarter of 2019.
•	Non-GAAP EBIT[6] was RMB499 million, representing a decrease of 41.0% from the third quarter of 2019.
•	Adjusted net income[6] was RMB443 million, representing a decrease of 38.0% from the third quarter of 2019. Adjusted net income per ADS[6] was RMB2.15 on a fully diluted basis.
[6]

Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am happy to announce a record quarter of loan originations, where we exceeded our guidance and continued our strong growth. Our RMB48.3 billion in loan originations exceeded our previous record of RMB42.8 billion, and represented a year-on-year growth rate of 30.6%, demonstrating our continued ability to serve our customers and connect them with financial institutions and retail merchants both online and offline.” said Mr. Jay Wenjie Xiao, Lexin's chairman and chief executive officer. “Our continued ability to grow our loan originations is also a demonstration of our funding partners' trust and confidence in our ability to generate high quality loan assets, and the continued increased adoption of the profit sharing model by our funding partners, which has now reached 39.4% of our loan originations, demonstrates our partners’ confidence in our risk control and the quality of the assets that we are generating.”

“As China's consumer market continues to recover, we have seen strong momentum in our consumption-focused strategy, which brought our registered user number and the number of orders placed on our platform in the quarter to a record high," Mr. Xiao added.

“We performed strongly for the quarter and are very much on track to achieve our full year loan origination guidance of RMB170-180 billion,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer, “Due to the change in accounting policies, we are not able to directly compare this year’s numbers with last year’s, but we can see that while the impact of the new profit sharing model will bring pressure on margins in the short term, the new model is far more competitive and will bring benefits to our long term development.”

“In spite of the challenges in the industry and to the economy, our credit performance and credit quality continues to be stable and within our expectations,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer, “Our vintage charge-off rates7 is within expectations at approximately 4.5%, and our 90 day+ delinquency rate was 2.60% as of September 30, 2020. We expect to continue to perform strongly and improve in the future.”

[7]

Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “Third Quarter 2020 Financial Results” of this press release.

Third Quarter 2020 Financial Results:

Operating revenue decreased from RMB3,188 million in the third quarter of 2019 to RMB3,154 million in the third quarter of 2020. This decrease in operating revenue was due to a decrease in online direct sales and services income, partially offset by the increase in credit-oriented services income and platform-based services income for the quarter, driven by continuing increases in the number of active users on our platform, and the change of the presentation of guarantee income along with the adoption of ASC 326. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “(Loss)/gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales decreased by 53.3%  from RMB989 million in the third quarter of 2019 to RMB462 million in the third quarter of 2020. This decrease was primarily due to the decrease in the number of e-commerce orders during the third quarter of 2020.

Credit-oriented services income increased by 5.8% from RMB1.9 billion in the third quarter of 2019 to RMB2.0 billion in the third quarter of 2020. The increase was primarily resulted from the increase of RMB598 million due to change of presentation of guarantee income as aforementioned, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

Loan facilitation and servicing fees-credit oriented decreased by 35.8% from RMB1,650 million in the third quarter of 2019 to RMB1,058 million in the third quarter of 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under platform-based model.

Guarantee income for the third quarter of 2020 was RMB598 million. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Interest and financial services income and other revenues increased by 39.5% from RMB264 million in the third quarter of 2019 to RMB369 million in the third quarter of 2020, which was consistent with the increase in the origination of on-balance sheet loans in the third quarter of 2020.

Platform-based services income increased by 159% from RMB237 million in the third quarter of 2019 to RMB614 million in the third quarter of 2020. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based, partially offset by the decrease in loan facilitation and servicing fees-volume based.

Loan facilitation and servicing fees-performance based increased by 222% from RMB180 million in the third quarter of 2019 to RMB580 million in the third quarter of 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services.

Cost of sales decreased by 51.4% from RMB979 million in the third quarter of 2019 to RMB476 million in the third quarter of 2020, which is consistent with the decrease of online direct sales revenue.

Funding cost increased by 21.3% from RMB118 million in the third quarter of 2019 to RMB143 million in the third quarter of 2020, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 104% from RMB177 million in the third quarter of 2019 to RMB362 million in the third quarter of 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in risk management expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables increased by 41.4%  from RMB154 million in the third quarter of 2019 to RMB217 million in the third quarter of 2020. The increase was primarily due to earlier recognition of credit losses under ASC 326 as well as the negative impact of the ongoing COVID-19 pandemic since the beginning of this year.

Provision for credit losses of contract assets and receivables increased by 74.5% from RMB59.9 million in the third quarter of 2019 to RMB104 million in the third quarter of 2020. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in 2020.

Provision for credit losses of contingent liabilities of guarantee was RMB874 million in the third quarter of 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “(Loss)/gain on guarantee liabilities, net.”

Gross profit decreased by 42.5% from RMB1,701 million in the third quarter of 2019 to RMB978 million in the third quarter of 2020. The decrease in the gross profit is primarily due to the significant increase of processing and servicing cost, provision for credit losses of financing receivables, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee.

Sales and marketing expenses decreased by 29.2% from RMB508 million in the third quarter of 2019 to RMB360 million in the third quarter of 2020. This decrease was primarily due to a decrease in online advertising cost.

Research and development expenses decreased by 2.3% from RMB121 million in the third quarter of 2019 to RMB118 million in the third quarter of 2020. This decrease was primarily due to a decrease in salaries and personnel related costs.

General and administrative expenses decreased by 7.7% from RMB111 million in the third quarter of 2019 to RMB103 million in the third quarter of 2020. This decrease was primarily due to a decrease in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives was a loss of RMB21.8 million in the third quarter of 2020, as compared to a loss of RMB119 million in the third quarter of 2019. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a loss of RMB11.4 million in the third quarter of 2020. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense for the third quarter of 2020 was RMB44.7 million, as compared to income tax expense of RMB124 million in the third quarter of 2019. The decrease of the income tax expense was consistent with the decrease of the taxable income from the same period of 2019. In addition, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in this quarter.

Net income for the third quarter of 2020 was RMB345 million, representing a decrease of 52.4% from RMB724 million in the third quarter of 2019.

Adjusted net income for the third quarter of 2020 was RMB443 million, representing a decrease of 38.0% from RMB714 million in the third quarter of 2019.

Please click here to view our vintage curve:

https://pr.globenewswire.com/FileDownloader/DownloadFile?source=ml&fileGuid=28eefd47-dc92-4437-af0f-2c178e76f308

Management Share Purchase

Lexin’s senior management team including Chairman and CEO Jay Wenjie Xiao, president Jared Yi Wu, and other members of the senior management team have purchased in their personal capacity 1.85 million of the Company’s ADS since the announcement of the management share purchase plan on September 14, 2020. The total shares purchased represent a total transaction value of $12.9 million, and the purchases were made during the open trading window period and in compliance with the Company’s guidelines. These purchases represent part of the $20 million worth of the Company’s ADS that the senior management intends to purchase.

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company reiterates total loan origination guidance for fiscal year 2020 to be between RMB170 billion and RMB180 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 6:00 AM U.S. Eastern time on November 24, 2020 (7:00 PM Beijing/Hong Kong time on November 24, 2020).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/8098922

Please note the Conference ID number of 8098922.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 9, 2020, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	8098922

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, non-GAAP EBIT, adjusted net income per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment (income)/loss and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment (income)/loss.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment (income)/loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment and investment (income)/loss. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest expense, net and investment-related impairment and investment (income)/loss have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 8047

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,085,234	1,593,413	234,684
Restricted cash	1,813,855	2,281,501	336,029
Restricted time deposits	1,962,293	2,067,485	304,508
Short-term financing receivables, net of allowance for credit losses of RMB318,262 and RMB772,813 as of December 31, 2019 and September 30, 2020, respectively	3,752,690	4,914,926	723,890
Loans at fair value	-	367,438	54,118
Accrued interest receivable, net of allowance for credit losses of nil and RMB1,681 as of December 31, 2019 and September 30, 2020, respectively	54,284	91,837	13,526
Prepaid expenses and other current assets	1,324,924	1,275,570	187,871
Amounts due from related parties	-	941	139
Deposits to insurance companies and guarantee companies	1,251,003	1,170,314	172,369
Short-term guarantee receivables, net of allowance for credit losses of RMB49,833 and RMB17,544 as of December 31, 2019 and September 30, 2020, respectively	1,183,278	1,079,194	158,948
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB94,894 and RMB61,428 as of December 31, 2019 and September 30, 2020, respectively	2,971,976	3,545,337	522,172
Inventories, net	106,781	59,238	8,725
Total current assets	16,506,318	18,447,194	2,716,979
Non‑current assets
Restricted cash	86,537	125,299	18,455
Restricted time deposits	4,350	9,415	1,387
Long‑term financing receivables, net of allowance for credit losses of RMB55,283 and RMB34,462 as of December 31, 2019 and September 30, 2020, respectively	658,798	257,967	37,994
Long-term guarantee receivables, net of allowance for credit losses of RMB750 and RMB3,910 as of December 31, 2019 and September 30, 2020, respectively	281,699	240,540	35,428
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB2,845 and RMB13,692 as of December 31, 2019 and September 30, 2020, respectively	482,875	364,600	53,700
Property, equipment and software, net	92,553	103,702	15,274
Land use rights, net	-	1,009,067	148,620
Long‑term investments	511,605	475,423	70,022
Deferred tax assets	157,138	599,720	88,329
Other assets	454,421	509,292	75,011
Total non‑current assets	2,729,976	3,695,025	544,220
TOTAL ASSETS	19,236,294	22,142,219	3,261,199

LIABILITIES
Current liabilities
Accounts payable	201,837	65,692	9,675
Amounts due to related parties	40,804	57,184	8,422
Short‑term borrowings	1,977,691	2,155,572	317,481
Short‑term funding debts	3,755,528	4,654,269	685,500
Accrued interest payable	87,003	59,128	8,709
Guarantee liabilities(1)	1,726,368	-	-
Deferred guarantee income(1)	-	970,221	142,898
Contingent guarantee liabilities(1)	-	2,622,095	386,193
Funds payable to individual investors	618,749	930,018	136,977
Accrued expenses and other current liabilities	1,394,639	2,453,386	361,345
Total current liabilities	9,802,619	13,967,565	2,057,200
Non‑current liabilities
Long‑term funding debts	450,595	1,182,257	174,128
Deferred tax liabilities	309,646	39,870	5,872
Convertible notes	2,046,051	2,002,444	294,928
Other long-term liabilities	27,844	29,840	4,395
Total non‑current liabilities	2,834,136	3,254,411	479,323
TOTAL LIABILITIES	12,636,755	17,221,976	2,536,523
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	170	175	26
Class B Ordinary Shares	61	58	9
Additional paid‑in capital	2,519,886	2,677,072	394,290
Statutory reserves	352,313	352,313	51,890
Accumulated other comprehensive loss	(7,288)	(10,576)	(1,556)
Retained earnings	3,734,397	1,901,201	280,017
TOTAL SHAREHOLDERS’ EQUITY	6,599,539	4,920,243	724,676
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,236,294	22,142,219	3,261,199

(1)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460.

After the adoption of ASC 326, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	988,964	461,959	68,039	2,539,291	1,473,075	216,960
Membership services(1)	24,166	27,602	4,065	86,491	76,098	11,208
Other services(1)	23,277	26,048	3,835	59,841	63,408	9,339
Online direct sales and services income(1)	1,036,407	515,609	75,939	2,685,623	1,612,581	237,507
Loan facilitation and servicing fees-credit oriented(1)	1,649,969	1,058,468	155,895	3,282,343	2,752,731	405,433
Interest and financial services income and other revenues	264,255	368,702	54,304	887,568	946,224	139,364
Guarantee income(2)	-	597,542	88,008	-	1,981,113	291,786
Credit-oriented services income(1)	1,914,224	2,024,712	298,207	4,169,911	5,680,068	836,583
Loan facilitation and servicing fees-performance based(1)	180,058	580,358	85,477	454,957	1,251,341	184,303
Loan facilitation and servicing fees-volume based(1)	57,307	33,375	4,916	144,955	68,104	10,031
Platform-based services income(1)	237,365	613,733	90,393	599,912	1,319,445	194,334
Total operating revenue	3,187,996	3,154,054	464,539	7,455,446	8,612,094	1,268,424
Operating cost:
Cost of sales	(979,179)	(475,824)	(70,081)	(2,532,635)	(1,475,704)	(217,348)
Funding cost	(117,586)	(142,658)	(21,011)	(380,522)	(449,102)	(66,146)
Processing and servicing cost	(177,004)	(361,839)	(53,293)	(432,002)	(1,031,248)	(151,886)
Provision for credit losses of financing receivables	(153,601)	(217,222)	(31,993)	(489,321)	(628,384)	(92,551)
Provision for credit losses of contract assets and receivables	(59,867)	(104,452)	(15,384)	(104,531)	(254,578)	(37,495)
Provision for credit losses of contingent liabilities of guarantee(2)	-	(873,936)	(128,717)	-	(2,660,101)	(391,791)
Total operating cost	(1,487,237)	(2,175,931)	(320,479)	(3,939,011)	(6,499,117)	(957,217)
Gross profit	1,700,759	978,123	144,060	3,516,435	2,112,977	311,207
Operating expenses:
Sales and marketing expenses	(507,928)	(359,828)	(52,997)	(1,018,689)	(931,130)	(137,141)
Research and development expenses	(121,114)	(118,325)	(17,427)	(314,653)	(379,141)	(55,841)
General and administrative expenses	(111,102)	(102,501)	(15,097)	(292,394)	(325,820)	(47,988)
Total operating expenses	(740,144)	(580,654)	(85,521)	(1,625,736)	(1,636,091)	(240,970)
Change in fair value of financial guarantee derivatives, net	(119,202)	(21,833)	(3,216)	45,521	(381,594)	(56,203)
Change in fair value of loans at fair value	-	(11,356)	(1,673)	-	(11,356)	(1,673)
(Loss)/gain on guarantee liabilities, net(2)	(45,833)	-	-	80,517	-	-
Interest expense, net	(8,590)	(23,450)	(3,454)	(9,739)	(59,468)	(8,759)
Investment-related impairment	-	(35,370)	(5,209)	-	(35,370)	(5,209)
Investment income/(loss)	55,197	(1,293)	(190)	53,433	9,321	1,373
Others, net	6,095	85,241	12,555	32,077	83,295	12,268
Income before income tax expense	848,282	389,408	57,352	2,092,508	81,714	12,034
Income tax (expense)/benefit	(123,916)	(44,713)	(6,586)	(315,878)	3,590	529
Net income	724,366	344,695	50,766	1,776,630	85,304	12,563

Net income per ordinary share
Basic	2.03	0.94	0.14	5.01	0.23	0.03
Diluted	1.96	0.87	0.13	4.87	0.30	0.04

Net income per ADS
Basic	4.05	1.89	0.28	10.02	0.47	0.07
Diluted	3.93	1.74	0.26	9.75	0.59	0.09

Weighted average ordinary shares outstanding
Basic	357,428,690	364,991,825	364,991,825	354,720,615	364,328,223	364,328,223
Diluted	369,863,610	410,968,465	410,968,465	364,924,688	411,274,741	411,274,741

(1)

Starting from the second quarter of 2020, we report revenue streams in three categories—online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

In providing credit-oriented services, we originate on-balance sheet loans, or facilitate the loan origination of off-balance loans where we also provide guarantee services. Consequently, we take all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where we also provide guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans we facilitate. We either charge the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which we refer to as performance-based model, or charge the service fees at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which we refer to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, we report the premium membership fees for our membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services we rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

(2)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded in one combined financial statement line item within “(Loss)/gain on guarantee liabilities, net.”

After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as a separate financial statement line item within revenue as “Guarantee income” and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	724,366	344,695	50,766	1,776,630	85,304	12,563
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	12,661	(3,687)	(543)	13,358	(3,288)	(484)
Total comprehensive income	737,027	341,008	50,223	1,789,988	82,016	12,079

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	724,366	344,695	50,766	1,776,630	85,304	12,563
Add: Share-based compensation expenses	43,345	49,193	7,246	123,767	152,192	22,416
Interest expense associated with convertible notes	1,868	12,127	1,786	1,868	36,246	5,338
Investment-related impairment	-	35,370	5,209	-	35,370	5,209
Investment (income)/loss	(55,197)	1,293	190	(53,433)	(9,321)	(1,373)
Adjusted net income	714,382	442,678	65,197	1,848,832	299,791	44,153

Adjusted net income per ordinary share
Basic	2.00	1.21	0.18	5.21	0.82	0.12
Diluted	1.93	1.08	0.16	5.07	0.73	0.11

Adjusted net income per ADS
Basic	4.00	2.43	0.36	10.42	1.65	0.24
Diluted	3.86	2.15	0.32	10.13	1.46	0.21

Weighted average number of ordinary shares outstanding
Basic	357,428,690	364,991,825	364,991,825	354,720,615	364,328,223	364,328,223
Diluted	369,863,610	410,968,465	410,968,465	364,924,688	411,274,741	411,274,741

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	724,366	344,695	50,766	1,776,630	85,304	12,563
Add: Income tax expense/(benefit)	123,916	44,713	6,586	315,878	(3,590)	(529)
Share-based compensation expenses	43,345	49,193	7,246	123,767	152,192	22,416
Interest expense, net	8,590	23,450	3,454	9,739	59,468	8,759
Investment-related impairment	-	35,370	5,209	-	35,370	5,209
Investment (income)/loss	(55,197)	1,293	190	(53,433)	(9,321)	(1,373)
Non-GAAP EBIT	845,020	498,714	73,451	2,172,581	319,423	47,045